UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 8)1

Office Depot, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

676220106
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
830 Third Avenue, 3rd Floor
New York, New York 10022
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,711,135
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,711,135
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,711,135
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,829,381
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,829,381
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,829,381
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 42,100,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 42,100,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 42,100,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 42,100,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 42,100,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 42,100,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 42,100,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 42,100,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 42,100,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 42,100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 42,100,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 42,100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 42,100,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 42,100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON T-S CAPITAL PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 100,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON DAVID SIEGEL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,250
	8	SHARED VOTING POWER 100,000
	9	SOLE DISPOSITIVE POWER 1,250
	10	SHARED DISPOSITIVE POWER 100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON ROBERT TELLES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 100,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON JOSEPH S. VASSALLUZZO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,450
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 14,450
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON ROBERT L. NARDELLI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 68,389
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 68,389
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,389
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON CYNTHIA T. JAMISON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 676220106

The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (the “Amendment No. 8”).  This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

Upon the filing of this Amendment No. 8, James P. Fogarty shall cease to be a Reporting Person in the Section 13(d) group.  The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.  Each of the remaining Reporting Persons is a party to the Amended and Restated Joint Filing and Solicitation Agreement, as further described in Item 6.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

As previously disclosed in Amendment No. 7, the Reporting Persons filed a complaint (the “Delaware Action”) on June 12, 2013 pursuant to Section 211 of the Delaware General Corporation Law (“Delaware Law”) requesting the Delaware Court of Chancery (the “Delaware Court”) to compel the Issuer to promptly hold its 2013 Annual Meeting for the election of directors since it had been more than 13 months since the Issuer’s last such annual meeting, which was held on April 26, 2012.  The Reporting Persons had been pressing the Issuer for several months to schedule its 2013 Annual Meeting and commenced a consent solicitation to remove several existing directors in favor of the Reporting Persons’ nominees when it became apparent the Issuer would continue to indefinitely delay holding its annual election of directors.  On June 17, 2013, in reaction to the Delaware Action brought by the Reporting Persons, the Issuer announced it will hold its 2013 Annual Meeting on August 21, 2013.

 On June 25, 2013, the Delaware Court ordered the Issuer to hold its 2013 Annual Meeting on August 21, 2013 absent certain, limited circumstances.  Contrary to a statement by Neil Austrian, Chairman and Chief Executive Officer of the Issuer, in a press release issued on June 25, 2013, the Issuer refused to advise the Reporting Persons of its intention to schedule the 2013 Annual Meeting, thereby forcing the Reporting Persons to commence the Delaware Action.  Only after commencement of the Delaware Action did the Issuer announce that it had scheduled a date for its 2013 Annual Meeting.

The Reporting Persons attempted to obtain the Issuer’s voluntary agreement to a stipulation that would prevent the Issuer from unilaterally delaying or postponing the 2013 Annual Meeting any further.  After the Issuer refused to agree to such a stipulation, the Reporting Persons proceeded to file a motion seeking a court order to such effect since they could not trust the Board to adhere to the August 21, 2013 date.  As a result of the court order obtained by the Reporting Persons, the Issuer cannot unilaterally postpone or delay the Annual Meeting any further, and stockholders will have the opportunity to elect directors on August 21, 2013, close to four months after the Issuer has historically held its annual director elections.

Based upon the court order, the Reporting Persons announced on June 26, 2013 their decision to terminate their consent solicitation and instead seek the election of four highly-qualified director candidates at the upcoming 2013 Annual Meeting.

As previously disclosed in Amendment No. 5, Starboard V&O Fund delivered a letter to the Corporate Secretary of the Issuer on March 18, 2013, nominating six highly-qualified candidates for election to the Board (the “Nomination Letter”) at the 2013 Annual Meeting, constituting Starboard V&O Fund’s notice of nominations in accordance with the advance notice requirements of Article II, Sections 14 and 15 of the Amended and Restated Bylaws of the Issuer (the “Bylaws”).

CUSIP NO. 676220106

On February 22, 2013, the Board amended and restated the Bylaws to amend, until no later than the tenth day following the day on which public announcement of the date of the Annual Meeting is made, the deadline for stockholders to nominate candidates for election to the Board at the Annual Meeting (the “2013 Amended Nomination Deadline”).  As mentioned above, the Company announced on June 17, 2013 that it will hold its 2013 Annual Meeting on August 21, 2013.

Notwithstanding the 2013 Amended Nomination Deadline, Starboard V&O Fund believes the Nomination Letter continues to be valid and satisfies the Company’s advance notice requirements for all purposes under the Bylaws.  Nevertheless, without conceding that Starboard is required to update or supplement the information provided in the Nomination Letter, Starboard V&O Fund delivered a Supplemental Notice to the Corporate Secretary of the Issuer, dated June 27, 2013, to update and supplement the Nomination Letter as of March 18, 2013 and to confirm Starboard V&O Fund’s nomination of four director candidates, Cynthia T. Jamison, Robert L. Nardelli, Jeffrey C. Smith and Joseph S. Vassalluzzo (the “Nominees“), for election to the Board at the 2013 Annual Meeting.

While the Reporting Persons are in favor of the OfficeMax Merger, they continue to strongly believe that the Board must be significantly enhanced now with new, highly-qualified directors to (i) immediately improve the current operating performance of the business on a stand-alone basis and to be in position to maximize the longer term synergies with OfficeMax, if the OfficeMax Merger is approved, and (ii) contribute the most highly qualified directors to the combined company’s Board if and when the Office Max Merger is consummated.

The Reporting Persons are extremely disappointed and frustrated by the Board’s failure to work constructively with the Reporting Persons to reconstitute the Board in a manner consistent with the best interests of the Issuer’s shareholders.

The Reporting Persons intend to continue to engage in discussions with management, the Board and stockholders of the Issuer regarding the 2013 Annual Meeting, the election of the Nominees to the Board and the composition of the Board generally.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - 5(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 288,755,605 Shares outstanding, as of May 28, 2013, which is the total number of Shares outstanding as reported in the Issuer’s Joint Proxy Statement/Prospectus on Form 424B3 filed with the Securities and Exchange Commission on June 10, 2013.

A.	Starboard V&O Fund

(a)	As of the close of business on June 26, 2013, Starboard V&O Fund beneficially owned 12,711,135 Shares.

Percentage: Approximately 4.4%

CUSIP NO. 676220106

(b)	1. Sole power to vote or direct vote: 12,711,135
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 12,711,135
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard V&O Fund has not entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D.

B.	Starboard LLC

(a)	As of the close of business on June 26, 2013, Starboard LLC beneficially owned 2,829,381 Shares.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 2,829,381
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,829,381
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard LLC has not entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D.

C.	Starboard Value LP

(a)
As of the close of business on June 26, 2013, 26,559,484 Shares were held in the Starboard Value LP Accounts.  Starboard Value LP, as the investment manager of Starboard V&O Fund and the Starboard Value LP Accounts and the manager of Starboard LLC, may be deemed the beneficial owner of the (i) 12,711,135 Shares owned by Starboard V&O Fund, (ii) 2,829,381 Shares owned by Starboard LLC and (iii) 26,559,484 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 14.6%

(b)	1. Sole power to vote or direct vote: 42,100,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 42,100,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value LP has not entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D.

D.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 12,711,135 Shares owned by Starboard V&O Fund, (ii) 2,829,381 Shares owned by Starboard LLC and (iii) 26,559,484 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 14.6%

CUSIP NO. 676220106

(b)	1. Sole power to vote or direct vote: 42,100,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 42,100,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D.

E.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 12,711,135 Shares owned by Starboard V&O Fund, (ii) 2,829,381 Shares owned by Starboard LLC and (iii) 26,559,484 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 14.6%

(b)	1. Sole power to vote or direct vote: 42,100,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 42,100,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D.

F.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 12,711,135 Shares owned by Starboard V&O Fund, (ii) 2,829,381 Shares owned by Starboard LLC and (iii) 26,559,484 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 14.6%

(b)	1. Sole power to vote or direct vote: 42,100,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 42,100,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

G.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 12,711,135 Shares owned by Starboard V&O Fund, (ii) 2,829,381 Shares owned by Starboard LLC and (iii) 26,559,484 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 14.6%

CUSIP NO. 676220106

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 42,100,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 42,100,000

(c)	None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D.

H.	T-S Capital

(a)	As of the close of business on June 26, 2013, T-S Capital beneficially owned 100,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 100,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 100,000
4. Shared power to dispose or direct the disposition: 0

(c)	T-S Capital has not entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D.

I.	Messrs. Siegel and Telles

(a)
Each of Messrs. Siegel and Telles, as a managing member of T-S Capital, may be deemed the beneficial owner of the 100,000 Shares owned by T-S Capital. Mr. Siegel beneficially owns an additional 1,250 shares, individually.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,250 (Siegel)
2. Shared power to vote or direct vote: 100,000
3. Sole power to dispose or direct the disposition: 1,250 (Siegel)
4. Shared power to dispose or direct the disposition: 100,000

(c)	Neither of Messrs. Siegel or Telles has entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D.

J.	Mr. Vassalluzzo

(a)	As of the close of business on June 26, 2013, Mr. Vassalluzzo beneficially owned 14,450 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 14,450
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 14,450
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 676220106

(c)	Mr. Vassalluzzo has not has entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D.

K.	Mr. Nardelli

(a)	As of the close of business on June 26, 2013, Mr. Nardelli beneficially owned 68,389 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 68,389
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 68,389
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Nardelli has not has entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D.

An aggregate of 42,284,089 Shares, constituting approximately 14.6% of the Shares outstanding, are reported in this Amendment No. 8.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On June 27, 2013, the Reporting Persons entered into an Amended and Restated Joint Filing and Solicitation Agreement pursuant to which, among other things, the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 8 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1
Amended and Restated Joint Filing and Solicitation Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, David N. Siegel, Joseph S. Vassalluzzo, Robert L. Nardelli, and Cynthia T. Jamison, dated June 27, 2013.

CUSIP NO. 676220106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 27, 2013

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner
STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell, Peter A. Feld, T-S Capital Partners, LLC, David Siegel, Robert Telles, Joseph S. Vassalluzzo, Robert L. Nardelli, and Cynthia T. Jamison